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07006266

SEC[illegible] [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-65943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2006 (MM/DD/YY) AND ENDING January 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Premier Securities of America, Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 Colony Point
(No. and Street)

Suwanee (City) Georgia (State) 30024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SEC MAIL RECEIVED PROCESSING MAY 11 2007 WASH. D.C. 186 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Metro Group LLC
(Name – *if individual, state last, first, middle name*)

2300 Henderson Mill Rd (Address) Atlanta, (City) Georgia (State) 30345 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 6/13

OATH OR AFFIRMATION

I, STEVEN G. EARLY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PREMIER SECURITIES OF AMERICA, INC, as of JANUARY 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

JAMES A. TYSON
Notary Public-DeKalb County, Georgia
My Commission Expires November 30, 2009

5/10/07

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METRO GROUP, LLC

To the Board of Directors
Premier Securities of America, Inc.

The accompanying Statment of Changes in Liabilities to Creditors is provided as supplemental information. The information is not a financial statement in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

The information has been complied from information that is the representation of management, without audit or review, and we do not express an opinion or any other form of assurance on such data.

Metro Group, LLC

, managing member

May 9,2007

PREMIER SECURITIES OF AMERICA, INC
SCHEDULE OF CHANGES IN LIABILITIES SUBORDINATED TO CREDITORS
JANUARY 31, 2007 AND 2006

Subordinated Note
The Consortium Group, LLC
Dated January 28, 2005

Balance	January 31, 2006	$	45,000
Changes			0
Balance	January 31, 2007	$	45,000

SEE ACCOMPANYING ACCOUNTANTS REPORT

Premier Securities of America, Inc.

4600 Colony Point Suwanee, Georgia 30024

SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH, D.C.
186 SECTION

May 10, 2007

Ms. Debra J. Jastredowski
Supervisor of Examiners
Atlanta District Office
One Securities Centre, Suite 500
3490 Peachtree Road NE
Atlanta, Georgia 30305-4808

Re: Responding to your letter of May 2, 2007

Dear Ms. Jastredowski:

I received your above referenced letter on May 4, 2007, and immediately forwarded your letter to the auditor, Spencer Hostetter, with a request to respond immediately. I also researched the Georgia Secretary of State Board of Accountancy web site and found that Mr. Hostetter was licensed since 1976 as a CPA under the name Charles Spencer Hostetter, Georgia License No. CPA003636. I forwarded this information to John Macharia at 9:38 am on May 4th via email.

Yesterday, via hand delivery, I received Mr. Hostetter's response to your letter consisting of the following enclosed items:

1. Letter regarding licensing and a copy of his license information from the Georgia Secretary of States Board of Accountancy website.

2. Statement of Changes in Liabilities to Subordinated to General Creditors. (This schedule was not submitted with the original audit report on March 31, 2007, due to oversight by the accountant who did not know it was required since it had not been filed previously and the balance sheet showed no changes between the two year ends.)

I have also enclosed an executed Form X-17A-5 for the Statement of Changes in Liabilities Subordinated to General Creditors. Copies have been sent via U.S. Postal Service this day to the appropriate SEC local office and to the SEC Washington, D.C. offices named below.

Sincerely,

Steven G. Early, CEO
Financial Operations Principal

cc:

SEC
Attn. Filing Desk-Securities Broker Dealer Annual Audit Report
450 Fifth Street, NW
Washington, DC 20549

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC
Southeast Regional Office
David Nelson, Regional Director
801 Brickell Ave., Suite 1800
Miami, FL 33131

SEC Atlanta District Office
Richard P. Wessel, District Administrator
3475 Lenox Road, N.E., Suite 1000
Atlanta, GA 30326-1232

METRO GROUP, LLC
CERTIFIED PUBLIC ACCOUNTANTS

May 9, 2007

Steve Early
Premier Securities of America, Inc.
4600 Colony Point
Suwanee, Ga 30024

Dear Steve,

I have enclosed a copy of my license verification from the Secretary of States office. I am not sure why there is any question concerning this . If there is any further information needed please let me know.

Sincerely

C/Spencer Hostetter CPA, Managing Member

2300 Henderson Mill Rd. • Suite 412 • Atlanta, GA 30345 • Phone: 678-382-0444 • Fax: 678-382-0446

Licensee Information

Name:	Charles Spencer Hostetter
Address:	224 Wilton Dr Decatur GA 30030

License Information

Profession:	Accountancy	**License No:**	CPA003636	**License Status:**	Active
License Type:	Certified Public Accountant	**Obtained By Method:**	Conversion	**From State/Prov:**	
Issue Date:	7/28/1976	**Expiration Date:**	12/31/2007		

Discipline Information

No Discipline Information

No scanned public board order documents exist.

Associated Licenses

No Associated License Information Available

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Data current as of: May 9, 2007 15:52:39

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